COASTAL PACIFIC MINING CORP. ENGAGES FIRM TO OVERSEE SANTA RITA WORK PROGRAM

CALGARY, Alberta, November 18, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific”,  the “Company"), pursuant to its announcement on November 9th that it had made arrangements to retain Gateway Solutions S.A.C. ("Gateway") to carry-out a Phase I exploration (“Work”) program on its Santa Rita property (“Property”) located in Peru, is pleased to provide a further progress update.

On November 17, the Company entered into an agreement with Dynamic Exploration Ltd., whose president is Mr. Rick Walker, B.Sc, M.Sc., P.Geo, a Geoscientist and Qualified Person as defined by NI 43-101.  The agreement provides for Dynamic Exploration and Mr. Walker to act on the Company’s behalf in providing direction and oversight for the Company’s planned Work program, and acting as the primary liaison with Mr. Luc Pigeon, the independent Geoscientist who is supervising the Work program on site, and Gateway.

Mr. Walker will be travelling to Peru on November 28th, 2010, in order to visit the Property where he will undertake site surveys, gain additional local knowledge, coordinate with Mr. Pigeon on any final adjustments to the Work program details and budgeting, and oversee the start of the Work program.  Thereafter, Mr. Walker will be providing the Company with weekly progress reports throughout the duration of the Work program.

The 1200 hectare~~s~~ (2965 acre~~s~~) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation which may continue at depth.  The Jumasha Formation is important in central Peru for its large volume skarn deposit potential.

Based on previous geological studies and a recent 43-101 report, the Company has decided to initiate further exploration to define the geologic and economic continuity of the veins and replacement mineralization and, possibly identify other mineralized occurrences on the Property.  The Phase I Work program comprises four distinct exploration projects that will be carried-out simultaneously over a period of approximately 4 months, from early December through to March 2011.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
403.612.3001
joebucci@coastalpacificminingcorp.com
www.coastalpacificminingcorp.com
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.